                                                                 File No. 1-1098


                                   FORM 11-K




                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549




                                 ANNUAL REPORT




                           PURSUANT TO SECTION 15(d)

                                     of the

                        SECURITIES EXCHANGE ACT OF 1934




                  For the fiscal year ended December 31, 1993




                 EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM




                         The Columbia Gas System, Inc.
                               20 Montchanin Road
                          Wilmington, Delaware  19807

                             EMPLOYEES' THRIFT PLAN

                             OF COLUMBIA GAS SYSTEM

                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                        AS OF DECEMBER 31, 1993 AND 1992





Report of Independent Public Accountants ........................             3

Statements of Net Assets ........................................             5

Statement of Changes in Net Assets ..............................             6

Notes to Financial Statements ...................................             7

Schedule A - Statements of Net Assets ...........................            12

Schedule B - Statement of Changes in Net Assets .................            14

Item 27(a)  - Schedule of Assets Held for Investment Purposes ...            15

Item 27(d) - Schedule of Reportable Transactions ................            16

Federal Tax Consequences ........................................            18





All other schedules are omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirment Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Thrift Plan Committee of the
Employees' Thrift Plan of Columbia Gas System:




         We have audited the accompanying statements of net assets of the Employees' Thrift Plan of Columbia Gas System (the "Plan") as of December 31, 1993 and 1992, and the related statement of changes in net assets for the year ended December 31, 1993. These financial statements and schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Employees' Thrift Plan of Columbia Gas System as of December 31, 1993 and 1992, and the changes in its financial status for the year ended December 31, 1993, in conformity with generally accepted accounting principles.

         Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole, except as discussed in the following paragraph.

         As explained in the notes thereto, information certified by the trustee and presented in the schedule of assets held for investment purposes and the schedule of reportable transactions does not disclose the historical cost of certain investments. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

         As discussed in Note 2, on July 31, 1991, The Columbia Gas System, Inc. ("Columbia") and its wholly owned subsidiary Columbia Gas Transmission Corporation ("Transmission") filed separate voluntary petitions seeking protection under Chapter 11 of the Federal Bankruptcy Code. Columbia and Transmission are currently operating as debtors-in-possession subject to the jurisdiction of the Bankruptcy Court. Transmission has filed a plan of reorganization with the Court to emerge from Chapter 11 and Columbia intends to file a plan of reorganization with the Court to emerge from

Chapter 11. Although there can be no assurance Columbia and Transmission will be able to complete a successful reorganization or what the impact of such reorganization may be, the Plan is not included in the Chapter 11 filings and management does not currently believe the pendency and resolution of such filings will adversely affect the reported financial status of the Plan. Although it is management's intention to continue to operate the Plan, it is not possible to determine the ultimate effect, if any, of the bankruptcy proceedings upon the future operations of the Plan.



                                                 ARTHUR ANDERSEN & CO.

New York, New York

June 14, 1994

                 EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM

                            STATEMENTS OF NET ASSETS


                                                                 December 31, 1993               December 31, 1992
                                                                 -----------------               -----------------
Assets
- - ------

Investments:

Columbia Stock Fund                                                   $145,239,646                    $127,020,744


Fidelity Mutual Funds:

  Money Market/Investment Contract Fund                                 32,214,555                      30,123,268

  Ginnie Mae Portfolio                                                   4,047,167                       3,388,885

  Magellan Fund                                                         16,198,590                       6,607,413

  Growth & Income Portfolio                                             16,292,041                       7,642,208

  Intermediate Bond Fund                                                55,415,046                      57,812,668

  Overseas Fund                                                          6,314,414                       1,376,929

  Balanced Fund                                                         13,657,686                       4,776,248

  U.S. Equity Index Portfolio                                           41,091,202                      40,203,642

ESOP (Note 5)                                                           31,714,837                      27,111,524
                                                                      ------------                    ------------

                                                                       362,185,184                     306,063,529



Employer Contributions Receivable                                          934,189                         877,228

Participant Deposits Receivable                                          1,648,240                       1,546,020
                                                                      ------------                    ------------


     Total Assets                                                     $364,767,613                    $308,486,777


Liabilities
- - -----------


ESOP Loan Payable (Note 5)                                             $86,992,707                     $86,992,707

Interest Payable on ESOP Loan                                           19,291,000                       9,519,000
                                                                       -----------                     -----------

    Net Assets                                                        $258,483,906                    $211,975,070
                                                                      ============                    ============


The accompanying notes to financial statements and schedules are an integral part of these statements.

                 EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM

                       STATEMENT OF CHANGES IN NET ASSETS




                                                 For the Year Ended December 31, 1993
                                                 ------------------------------------
Net Assets, beginning of year                                        $211,975,070

Net Investment Income                                                  11,227,395



Net Realized Gain on Securities
 Sold or Distributed                                                    8,749,240



Net Unrealized Appreciation
 on Investments                                                        25,256,497


Participants' Deposits                                                 19,473,212



Columbia's Contributions                                               11,064,010



Distributions to Participants                                         (19,489,518)



Interest Expense on ESOP Loan                                          (9,772,000)
                                                                      ------------




Net Assets, end of year                                              $258,483,906
                                                                     =============



The accompanying notes to financial statements and schedules are an integral part of this statement.

                 EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM

                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                    December 31, 1993 and December 31, 1992


1.   Description of the Plan

  The Employees' Thrift Plan of Columbia Gas System (Plan) was adopted by the Board of Directors of The Columbia Gas System, Inc. (Columbia) on May 1, 1958. Its purpose is to encourage employees to adopt a regular savings program and to provide additional security for retirement. Each employee who works for a Columbia company participating in the Plan is eligible to join the Plan on the first day of any month after completing twelve months of service.
Participation is voluntary, and participants are fully and immediately vested in the Plan.

  Effective April 1, 1992, a wide range of mutual funds was made available to Plan participants through Fidelity Investments' family of mutual funds. Such funds replaced Funds A and C. Funds B (renamed the Columbia Gas Common Stock Fund ("Columbia Stock Fund")), and D (renamed the Money Market/Investment Contract Fund), remain essentially unchanged. The investment funds now offered include:

  Columbia Stock Fund: This Fund consists almost entirely of Columbia Common Stock. A small portion is invested in money market instruments for administrative purposes.

  Money Market/Investment Contract Fund: Money Market/Investment Contract Fund seeks to maximize current income consistent with the preservation of capital. The Fund is invested primarily in the Fidelity Retirement Money Market Portfolio. The Fidelity Retirement Money Market Portfolio invests in high quality U.S. dollar denominated money market instruments of U.S. and foreign issuers. The remaining investment contract, which matures on January 2, 1995, is presented in the financial statements and Item 27(a) at contract value. The contract value reasonably approximates the fair market value of the investment contract.

  Ginnie Mae Portfolio: Fidelity Ginnie Mae Portfolio is an income-oriented mutual fund that seeks a high level of current income, but may also consider the potential for capital gain. The Portfolio invests primarily in mortgage-backed securities issued by the Government National Mortgage Association and other obligations guaranteed as to the timely payment of principal and interest by the U.S. Government, although the Portfolio itself is not guaranteed by the U.S. Government.

  Magellan Fund: Fidelity Magellan Fund's goal is capital appreciation. Magellan primarily invests in common stock and securities convertible into common stock of U.S., multinational, and foreign companies of all sizes and industries that offer potential for growth. Up to 20% of the Fund may be invested in debt securities.

  Growth & Income Portfolio: Fidelity Growth & Income Portfolio is a growth and income mutual fund that seeks long-term capital growth, current income and growth of income with reasonable investment risk. The Portfolio primarily is invested in the securities of companies with the potential for growth of earnings while paying current dividends, as well as securities convertible into common stocks, preferred stocks and fixed income securities.

  Intermediate Bond Fund: Fidelity Intermediate Bond Fund is an income-oriented mutual fund that seeks a high level of current income. The Fund invests primarily in investment grade (rated Baa or better by Moody's or BBB or better by S&P) corporate debt obligations, as well as obligations issued or guaranteed by the U.S. Government and its agencies or instrumentalities, U.S. banks, prime commercial paper, as well as high quality foreign debt instruments.

  Overseas Fund: Fidelity Overseas Fund is a growth mutual fund that seeks long-term capital growth through investments in foreign securities in both developed and emerging markets. At least 65% of its total assets are invested in securities of issuers from at least three countries outside the United States. These securities include common stock, securities convertible to common stock and debt instruments of foreign corporations and governments.

  Balanced Fund: Fidelity Balanced Fund is a growth and income mutual fund that seeks the highest amount of income possible consistent with preservation of capital by investing in a broadly diversified portfolio of high-yielding securities, including common stocks, preferred stocks and bonds. At least 25% of Balanced Fund's assets are always invested in fixed-income securities. The Fund maintains a diversified portfolio of stocks and bonds through all market conditions.

  U.S. Equity Index Portfolio: Fidelity U.S. Equity Index Portfolio is a growth and income mutual fund that seeks to duplicate the composition and total return of the Standard & Poor's 500 Composite Stock Price Index (S&P). The Portfolio invests primarily in the common stock of the 500 companies that make up the S&P.

  Through March 31, 1992, the Plan offered employees of Columbia the opportunity to invest a percentage of their monthly pay in one or more investment funds as follows:

Fund A: Investments in Fund A consisted of a diversified fixed income portfolio of United States Treasury and Agency securities, corporate bonds and notes, preferred stocks and mortgage pass through securities. As circumstances warranted, temporary investments of cash reserves in money market instruments were also utilized.

Fund B: Investments in Fund B consisted of Columbia Common Stock. As circumstances warranted, temporary investments of cash reserves in money market instruments were also utilized.

Fund C: Investments in Fund C consisted primarily of a diversified group of high quality common stocks. The portfolio was designed to provide capital appreciation and reasonable current dividend income within prudent and acceptable parameters of risk. The portfolio also contained a varying position of cash reserves invested in money market instruments.

Fund D: Fund D was invested in investment contracts with various insurance companies and in a short-term money market fund. The rate of return on Fund D was a weighted average of the returns from the investment contracts and the short-term money market fund.

  Effective April 1, 1992, the Thrift Plan Committee appointed Fidelity Management Trust Company (Fidelity-Boston) Trustee for the Fidelity family of mutual funds. First Fidelity Bank, N.A. (Fidelity-Philadelphia) continues to be Trustee for the Columbia Stock Fund and the Employee Stock Ownership Plan
(ESOP).

  Employees may deposit up to 6% of their monthly base pay in the various investment funds, and Columbia will match such deposits at various levels based on the period of an employee's participation in the Plan. Columbia's contributions are invested in the Columbia Stock Fund except for employees age 55 or older who may direct monthly Columbia contributions among any of those funds available for Plan participants' deposits. Employees may also invest up to an additional 10% of their monthly base pay, but no additional contributions will be made by Columbia. Employee deposits may be made on an after-tax and/or before-tax basis. Before-tax deposits are not subject currently to federal income tax but are taxable to the employee when they are withdrawn from the Plan. Prior to age 59-1/2, an active employee may withdraw before-tax deposits only under certain hardship conditions. If an employee makes a withdrawal from his account, his future deposits are subject to various suspension periods depending on the type of withdrawal. After-tax deposits are taxed before they go into the applicable Funds of the Plan; therefore, they will not be taxed when withdrawn.

  Administrative expenses of the Plan are paid by the participating subsidiaries of Columbia.

  The value of participants' deposits in the Plan is reflected in Shares/Units in each applicable Fund. Each Share/Unit has a value equal to every other Share/Unit in that

Fund. The value of a Share/Unit is determined daily by dividing the value of each Fund by its total number of outstanding Shares/Units.

  The following is a summary of the Share/Unit Values and Shares/Units outstanding as of:

                                           December 31,                       December 31,
                                              1993                               1992
                                 -----------------------------         -------------------------
                                 Share/Unit           Shares/            Unit
                                    Value              Units            Value             Units
                                 -----------        ----------         --------         --------
                                     ($)                                 ($)
Columbia Stock Fund                     8.29        17,524,511             7.09       17,891,002
Money Market/Investment
  Contract Fund                         1.00        32,214,555             1.00       30,123,268
Ginnie Mae Portfolio                   10.86           372,667            11.07          306,132
Magellan Fund                          70.85           228,632            63.01          104,863
Growth & Income Portfolio              22.22           733,215            19.71          387,733
Intermediate Bond Fund                 10.78         5,140,542            10.41        5,553,570
Overseas Fund                          27.43           230,201            19.90           69,192
Balanced Fund                          13.39         1,019,991            12.29          388,629
U.S. Equity Index
  Portfolio                            17.27         2,379,340            16.38        2,454,435


       As of December 31, 1993 and 1992, the only individual security held by the Plan in excess of 5% of net assets was Columbia common stock, valued at $145,239,646 and $127,020,744, respectively.

       The above is a brief description of the Plan and is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

2.     Chapter 11 Bankruptcy filings

       On July 31, 1991, Columbia and its wholly-owned subsidiary, Columbia Gas Transmission Corporation (Transmission), filed separate voluntary petitions seeking protection under Chapter 11 of the Federal Bankruptcy Code. Columbia and Transmission are currently operating as debtors-in-possession subject to the jurisdiction of the Bankruptcy Court. Transmission has filed a plan of reorganization with the Court to emerge from Chapter 11 and Columbia intends to file a plan of reorganization with the Court to emerge from Chapter 11. Although there can be no assurance Columbia and Transmission will be able to complete a successful reorganization or what the impact of such reorganization may be, the Plan is not included in the Chapter 11 filings and management does not currently believe the pendency and resolution of such filings will adversely affect the reported financial status of the Plan. Although it is management's intention to continue to operate the Plan indefinitely, it is not possible to determine the ultimate effect, if any, of the bankruptcy proceedings upon the future operations of the Plan.

3.     Summary of significant accounting policies

       (A)    Valuation of Investments

       The assets of the Plan are reflected in the accompanying Statements of Net Assets based on quoted market prices and per share net asset value. The investment contract is based on contract value, which reasonably approximates the fair market value of the asset.

       (B)    Basis of accounting.

       The accounts of the Plan have been maintained on a modified cash basis of accounting by Fidelity-Boston for the family of mutual funds, and by Fidelity-

Philadelphia for Columbia Stock Fund and the ESOP Suspense Account, which holds the unallocated shares under the ESOP; however, the accompanying financial statements have been prepared on an accrual basis, as of December 31, 1993 and December 31, 1992, by application of memorandum entries to reflect:


              (1) participants' deposits and Columbia's contributions receivable;

              (2)    ESOP loan payable; and

              (3)    interest payable on ESOP loan.


       (C)    Net realized gain on securities sold or distributed.

              The cost of securities sold or distributed is determined on the revalued cost of assets basis (revalued cost), whereby the cost of assets is adjusted to reflect the market value of assets as of the prior year end or purchase price if bought in the current year. The Plan recognized a gain or loss on the sale of securities and the distribution of Columbia Gas Common Stock to withdrawn participants in settlement of their accounts equal to the difference between the revalued cost and market value of the securities sold or distributed through December 31, 1993. Sales of temporary investments, such as demand notes, United States Treasury Bills, Certificates of Deposit and commingled funds of money market instruments, have been excluded because no gains or losses resulted.

       (D)    Unrealized appreciation (depreciation) on investments.

              Fidelity Boston determines the market value of all assets and share values on a daily basis. Unrealized appreciation (depreciation) is equal to the difference between the revalued cost of assets or purchase price if bought in the current year and market value of assets at December 31, 1993.

4.     Participating Companies

              The names of the participating companies, as of December 31, 1993, with contributions and deposits for the year ended December 31, 1993 are shown below:

                                                                           Columbia              Employee
                                                                        Contributions            Deposits
                                                                        -------------           ----------
Columbia Coal Gasification Corp.  . . . . . . . . . . .                       $9,277               $13,873
Columbia Gas Development Corp.  . . . . . . . . . . . .                      267,002               631,326
Columbia Gas Transmission Corp. . . . . . . . . . . . .                    3,503,308             6,200,681
Columbia Gas of Kentucky, Inc.  . . . . . . . . . . . .                      272,035               489,797
Columbia Gas of Maryland, Inc.  . . . . . . . . . . . .                       66,346               120,650
Columbia Gas of Ohio, Inc.  . . . . . . . . . . . . . .                    3,431,846             5,831,482
Columbia Gas of Pennsylvania, Inc.  . . . . . . . . . .                      917,168             1,521,517
Columbia Gas System Service Corp. . . . . . . . . . . .                      856,662             1,472,704
Columbia Gulf Transmission Company  . . . . . . . . . .                      710,631             1,270,016
Columbia Propane Corp.  . . . . . . . . . . . . . . . .                       15,516                33,215
Columbia LNG Corp.  . . . . . . . . . . . . . . . . . .                       29,811                40,170
Columbia Natural Resources  . . . . . . . . . . . . . .                      419,243               737,807
Commonwealth Gas Services, Inc. . . . . . . . . . . . .                      353,803               683,016
Commonwealth Propane, Inc.  . . . . . . . . . . . . . .                      167,388               335,150
TriStar Ventures Corp.  . . . . . . . . . . . . . . . .                       16,246                27,766
Columbia Energy Services. . . . . . . . . . . . . . . .                       27,728                64,042
                                                                         -----------           -----------

    Total . . . . . . . . . . . . . . . . . . . . . . .                  $11,064,010           $19,473,212
                                                                         ===========           ===========

5.     Employee Stock Ownership Plan

       In 1990, Columbia established a Leveraged Employee Stock Ownership Plan
(ESOP). The ESOP was designed to pre-fund a portion of the matching obligation under the terms of the Thrift Plan and to utilize tax advantages afforded by the Internal Revenue Code.

       In October 1991, the Board of Directors of Columbia authorized the termination of the ESOP subject to the approval of the Bankruptcy Court. It is anticipated that the termination will be part of Columbia's plan of reorganization. Upon termination, any shares of common stock of Columbia remaining in the ESOP Trust account would be sold and the proceeds paid to the holders of debentures issued under the ESOP. Any unpaid balance due would become subject to the subordinate guarantee of Columbia and become a claim to be resolved as part of the reorganization plan.

       In March, 1993, First National Bank of Boston (FNBB), Trustee for the Indenture under which the ESOP debt was issued, filed a complaint against Columbia alleging tortious interference with contract for failure to pay debt service and breach of fiduciary duty. On March 24, 1994, the Bankruptcy Court issued an order denying Columbia's motion for summary judgment on the pleadings. Columbia filed a Motion for Leave to Appeal. If that motion is denied, the matter will proceed to trial. Columbia believes that it has meritorious defenses to FNBB's claims and that the non-payment of ESOP debt will not affect the participants' benefits under the Plan, as Columbia expects to fully satisfy the outstanding ESOP debt balance upon its emergence from bankruptcy.

6.     Distributions

       As of December 31, 1993 and 1992, amounts due to participants who had requested a withdrawal were $1,972,785 and $2,248,672, respectively.

7.     Tax Status

       See "Federal Tax Consequences" located elsewhere in this document for additional discussion of the tax status.

       The Plan received a favorable determination letter from the Internal Revenue Service in which it ruled that the Plan is in compliance with Section 401(a) and 401(k) and is exempt from taxation under Section 501(a) of the Internal Revenue Code (IRC). The Company and legal counsel are of the opinion that the Plan, as amended, meets the IRC requirements and, therefore, continues to be tax-exempt.

8.     Other

       Schedules A and B below reflect additional detail by Fund of the accompanying Statements of Net Assets, for the years ended December 31, 1993 and December 31, 1992 and Statement of Changes of Net Assets for the year ended December 31, 1993.

                EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM
                                                                     Schedule A
                                                                    (p. 1 of 2)
                           STATEMENT OF NET ASSETS

                     For the Year Ended December 31, 1993


                                              Columbia       Money Market/                                        Growth &
                              Total          Stock Fund      Contract Fund      Ginnie Mae         Magellan        Income
                           ------------     ------------     -------------     ------------     ------------     ----------
ASSETS
- - ------

Investments:

Columbia Stock Fund        $145,239,646     $145,239,646

Fidelity Mutual Funds:

 Money Market/Investment
 Contract Fund               32,214,555                      $32,214,555

 Ginnie Mae Portfolio         4,047,167                                        $4,047,167

 Magellan Fund               16,198,590                                                        $16,198,590

 Growth & Income Portfolio   16,292,041                                                                        $16,292,041

 Intermediate Bond Fund      55,415,046

 Overseas Fund                6,314,414

 Balanced Fund               13,657,686

 U.S. Equity Index
    Portfolio                41,091,202

ESOP                         31,714,837
                             ----------      -----------      ----------        ---------       ----------      ----------

                            362,185,184      145,239,646      32,214,555        4,047,167       16,198,590      16,292,041

Employer Contributions
Receivable                      934,189          864,456          14,600            2,057            7,377          10,210

Participant Deposits
Receivable                    1,648,240          623,531         159,923           30,233          150,884         125,256
                            -----------     ------------     -----------       ----------      -----------      ----------

Total Assets                364,767,613      146,727,633      32,389,078        4,079,457       16,356,851      16,427,507

LIABILITIES
- - -----------

ESOP Loan Payable            86,992,707               --              --               --               --              --

Interest Payable on
ESOP Loan                    19,291,000               --              --               --               --              --
                           ------------     ------------     -----------       ----------      -----------     -----------
Net Assets                 $258,483,906     $146,727,633     $32,389,078       $4,079,457      $16,356,851     $16,427,507
                           ============     ============     ===========       ==========      ===========     ===========



                           Intermediate       Overseas         Balanced      U.S. Equity
                            Bond Fund           Fund             Fund           Index             ESOP
                           ------------     ----------       -----------     ------------     ------------
ASSETS
- - ------

Investments:

Columbia Stock Fund

Fidelity Mutual Funds:

 Money Market/Investment
 Contract Fund

 Ginnie Mae Portfolio

 Magellan Fund

 Growth & Income Portfolio

 Intermediate Bond Fund     $55,415,046

 Overseas Fund                               $6,314,414

 Balanced Fund                                              $13,657,686

 U.S. Equity Index
    Portfolio                                                                $41,091,202

ESOP                                                                                         $31,714,837
                             ----------     -----------      ----------      -----------     -----------
                             55,415,046       6,314,414      13,657,686       41,091,202      31,714,837

Employer Contributions
Receivable                       13,433           3,351           9,884            8,821              --

Participant Deposits
Receivable                      221,731          43,156          83,237          210,289
                           ------------     -----------      ----------    -------------      ----------

Total Assets                 55,650,210       6,360,921      13,750,807       41,310,312      31,714,837

LIABILITIES
- - -----------

ESOP Loan Payable                    --               --             --               --      86,992,707

Interest Payable on
ESOP Loan                            --               --             --               --      19,291,000
                            -----------       ----------    -----------      -----------    -------------
Net Assets                  $55,650,210       $6,360,921    $13,750,807      $41,310,312    ($74,568,870)
                            ===========       ==========    ===========      ===========    =============

                 EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM
                                                                     Schedule A
                                                                     (p. 2 of 2)
                            STATEMENT OF NET ASSETS

                      For the Year Ended December 31, 1992


                                              Columbia       Money Market/                                          Growth &
                              Total          Stock Fund      Contract Fund       Ginnie Mae       Magellan          Income
                          ------------      ------------     -----------        ----------       ----------       --------------
ASSETS
- - ------

Investments:

Columbia Stock Fund       $127,020,744      $127,020,744

Fidelity Mutual Funds:

 Money Market/Investment
 Contract Fund              30,123,268                       $30,123,268

 Ginnie Mae Portfolio        3,388,885                                          $3,388,885

 Magellan Fund               6,607,413                                                           $6,607,413

 Growth & Income
    Portfolio                7,642,208                                                                            $7,642,208

 Intermediate Bond Fund     57,812,668

 Overseas Fund               1,376,929

 Balanced Fund               4,776,248

 U.S. Equity Index
    Portfolio               40,203,642

ESOP                        27,111,524
                          ------------      ------------     -----------        ----------       ----------       ----------

                           306,063,529       127,020,744      30,123,268         3,388,885        6,607,413        7,642,208

Employer Contributions
Receivable                     877,228           824,216          14,278             2,523            4,115            5,662

Participant Deposits
Receivable                   1,546,020           706,385         149,056            24,196           66,719           62,915
                          ------------      ------------     -----------        ----------       ----------       ----------

Total Assets               308,486,777       128,551,345      30,286,602         3,415,604        6,678,247        7,710,785

LIABILITIES
- - -----------

ESOP Loan Payable           86,992,707                --              --                --               --               --

Interest Payable on
ESOP Loan                    9,519,000                --              --                --               --               --
                          ------------      ------------     -----------        ----------       ----------       ----------

Net Assets                $211,975,070      $128,551,345     $30,286,602        $3,415,604       $6,678,247       $7,710,785
                          ============      ============     ===========        ==========       ==========       ==========

                          Intermediate         Overseas         Balanced     U. S. Equity
                           Bond Fund             Fund            Fund            Index             ESOP
                           -----------       ----------       ----------      -----------    -------------
ASSETS
- - ------

Investments:

Columbia Stock Fund

Fidelity Mutual Funds:

 Money Market/Investment
 Contract Fund

 Ginnie Mae Portfolio

 Magellan Fund

 Growth & Income
    Portfolio

 Intermediate Bond Fund    $57,812,668

 Overseas Fund                               $1,376,929

 Balanced Fund                                                $4,776,248

 U.S. Equity Index
    Portfolio                                                                 $40,203,642

ESOP                                                                                          $27,111,524
                           -----------       ----------       ----------      -----------    -------------

                            57,812,668        1,376,929        4,776,248       40,203,642      27,111,524

Employer Contributions
Receivable                      11,744            1,439            4,306            8,945              --

Participant Deposits
Receivable                     244,434           14,807           40,872          236,636              --
                           -----------       ----------       ----------      -----------    -------------

Total Assets                58,068,846        1,393,175        4,821,426       40,449,223      27,111,524

LIABILITIES
- - -----------

ESOP Loan Payable                   --               --               --               --      86,992,707

Interest Payable on
ESOP Loan                           --               --               --               --       9,519,000
                           -----------       ----------       ----------      -----------    -------------

Net Assets                 $58,068,846       $1,393,175       $4,821,426      $40,449,223    ($69,400,183)
                           ===========       ==========       ==========      ===========    =============

                 EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM
                                                                      Schedule B
                       STATEMENT OF CHANGES IN NET ASSETS

                      For the Year Ended December 31, 1993


                                             Columbia       Money Market/                                          Growth &
                           Total           Stock Fund       Contract Fund        Ginnie Mae      Magellan           Income
                         ------------    ----------------   -------------        ----------      --------          --------
Net Assets,
 Beginning of Year       $211,975,070      $128,551,345     $30,286,602        $3,415,604       $6,678,247       $7,710,785


Net Investment Income      11,227,395             1,627       1,469,801           324,594        1,292,930          815,287


Net Realized Gain on
 Securities Sold or
 Distributed                8,749,240         6,298,499              --            11,412          548,062          463,144


Net Unrealized
 Appreciation/
 (Depreciation)
 on Investments            25,256,497        15,676,801              --          (108,926)         316,026          774,869


Participants'
 Deposits                  19,473,212         7,968,416       1,895,093           352,487        1,368,202        1,229,283


Columbia's
 Contributions             11,064,010        10,303,428         164,880            29,327           77,706          102,080


Distributions to
 Participants             (19,489,518)       (6,758,042)     (4,484,466)         (371,224)        (203,235)        (545,903)


Interfund Exchanges                --       (15,314,441)      3,057,168           426,183        6,278,913        5,877,962


Interest Expense
on ESOP Loan               (9,772,000)               --              --                --               --               --
                         ------------      ------------     -----------        ----------      -----------      -----------


Net Assets, End
 of Year                 $258,483,906      $146,727,633     $32,389,078        $4,079,457      $16,356,851      $16,427,507
                         ============      ============     ===========        ==========      ===========      ===========

                                      Intermediate        Overseas         Balanced     U. S. Equity
                                       Bond Fund            Fund            Fund            Index             ESOP
                                      ------------       -----------     -----------    ------------      -------------
Net Assets,
 Beginning of Year                     $58,068,846       $1,393,175       $4,821,426      $40,449,223     ($69,400,183)


Net Investment Income                    4,498,134           94,854        1,052,919        1,676,440              809


Net Realized Gain on
 Securities Sold or
 Distributed                               536,117          295,506          335,913          260,587               --


Net Unrealized
 Appreciation/
 (Depreciation)
 on Investments                          1,458,705          600,846           30,299        1,905,373        4,602,504


Participants'
 Deposits                                2,815,468          323,497          797,195        2,723,571               --


Columbia's
 Contributions                             163,219           29,375           89,004          104,991               --


Distributions to
 Participants                           (4,118,442)         (60,710)        (534,990)      (2,412,506)              --


Interfund Exchanges                     (7,771,837)       3,684,378        7,159,041       (3,397,367)              --


Interest Expense
on ESOP Loan                                    --               --               --               --       (9,772,000)
                                       ------------      ----------      ------------     -----------     -------------


Net Assets, End
 of Year                               $55,650,210       $6,360,921      $13,750,807      $41,310,312     ($74,568,870)
                                       ============      ==========      ============     ===========     =============

Employer ID#: 13-1594808
Plan #: 002



                 EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM

           ITEM 27(a) SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1993





Identity of Issue,
Borrower, Lessor,
or Similar Party              Description of Investment                             Cost(3)                  Value
- - ------------------   -------------------------------------------                    ----                     -----
Columbia              17,524,511 shares of                                             --                 $145,239,646
                      Columbia Stock Fund(1)

Fidelity-Boston       32,214,555 shares of                                             --                   25,147,456
                      Money Market Portfolio

Confederation Life    8.8% Guaranteed Investment                                       --                    7,067,099
                      Contract maturing 1/2/1995

Fidelity-Boston       372,667 shares of Ginnie Mae Portfolio                           --                    4,047,167
Fidelity-Boston       228,632 shares of Magellan Fund                                  --                   16,198,590
Fidelity-Boston       733,215 shares of Growth & Income Portfolio                      --                   16,292,041
Fidelity-Boston       5,140,542 shares of Intermediate Bond Fund                       --                   55,415,046
Fidelity-Boston       230,201 shares of Overseas Fund                                  --                    6,314,414
Fidelity-Boston       1,019,991 shares of Balanced Fund                                --                   13,657,686
Fidelity-Boston       2,379,340 shares of U.S. Equity Index
                              Portfolio                                                --                   41,091,202

Columbia              ESOP(2)                                                          --                   31,714,837
                                                                                       --                 ------------

             TOTAL THRIFT PLAN                                                         --                 $362,185,184
                                                                                       ==                 ============





(1) Actual shares of The Columbia Gas System, Inc. Common Stock held equals 6,339,607.

(2) Actual shares of The Columbia Gas System, Inc. Common Stock held equals 1,416,155.

(3) Records are maintained by Fidelity Boston on a fair market value basis; therefore, cost basis information is unavailable.

Employer ID#:  13-1594808
Plan #: 002

                 EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM

                 Item 27(d) Schedule of Reportable Transactions

                        Individual Transactions By Issue

                      For The Year Ended December 31, 1993



                                                                                        Current Value
                                                                                         of Asset on
Identity    Description    Purchase                                      Cost of        Transaction      Net Gain
of Party     of Asset        Price       Selling Price     Expenses       Asset            Date          Or (Loss)
- - --------    -----------   -----------    -------------     --------     ----------      -----------     ----------
No Reportable Transactions





Note:  There were no lease rentals during the year.

Employer ID#:  13-1594808
Plan #: 002

                 EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM

                 Item 27(d) Schedule of Reportable Transactions

                        Cumulative Transactions By Issue

                      For The Year Ended December 31, 1993

                                                                                                 Current Value
                                                                                                  of Asset on
   Identity             Description          Purchase       Selling                 Cost of       Transaction          Net Gain
   of Party              of Asset             Price          Price       Expense    Asset(1)        Date(1)            Or (Loss)
- - ---------------        -------------        ---------     ----------     -------    --------      ----------            ----------
Columbia           Columbia Stock Fund     $29,455,950    $33,212,349       --          --            --             ($2,400,275)

Fidelity-Boston    Retirement Money         23,598,194     18,197,164       --          --            --                   --
                   Market Portfolio

Fidelity-Boston    Magellan Fund            14,458,262      5,731,172       --          --            --                 152,325

Fidelity-Boston    Growth & Income          12,941,552      5,529,732       --          --            --                 163,937
                   Portfolio

Fidelity-Boston    Intermediate Bond        12,501,503     16,893,947       --          --            --                 573,919
                   Fund

Fidelity-Boston    Balanced Fund            12,286,740      3,771,513       --          --            --                  60,972

Fidelity-Boston    U.S. Equity Index         7,858,482      9,136,882       --          --            --                 661,884
                    Portfolio

(1) Records are maintained by Fidelity-Boston; cost and current value information are unavailable.

Note:  There were no lease rentals during the year.

                            FEDERAL TAX CONSEQUENCES

Thrift Plan accounts can be paid in different ways and at different times - depending on the needs and the various alternatives requested by the participants. Accordingly, the federal, state and local tax laws may affect each participant's individual situation.

It is not possible to explain here all of the tax implications of each individual situation. Thus, each participant should seek competent advice from a tax advisor prior to requesting a distribution from the Thrift Plan.

Generally:

                 o after-tax deposits are taxed before they go into the Plan so they will not be taxed again.

                 o before-tax deposits are not subject to federal income tax before they go into the Plan and as long as they remain in the Plan, but are generally taxable when received.

                 o before-tax deposits are subject to current Social Security taxes, and may be subject to current state and local taxes as well.

                 o withdrawals of investment earnings, Columbia contributions, or before-tax deposits are subject to federal income tax; an additional 10% tax is payable if the withdrawal is made prior to age 59-1/2, with the following exceptions:

                        -      withdrawals made because of disability, or death;

                        - withdrawals made after the participant's separation from service after attainment of age 55;

                        - withdrawals after the participant's separation from service payable at least annually in substantially equal installments over the life (or life expectancy) of the employee or the joint lives (or life expectancies) of the participant and a designated beneficiary;

                        - withdrawals made to cover a family member's deductible medical expenses; and

                        - withdrawals made to comply with a qualified domestic relations order (QDRO).

Note: A QDRO arises out of court proceedings in which a spouse, child or other dependent is awarded a share of the participant's Thrift Plan account as a marital asset.

The 1/1/87 Tax Rule

During employment, a participant may withdraw after-tax deposits placed into the Plan before 1/1/87 without federal tax liability, since these monies were taxed before being deposited.

The situation is different as to withdrawals of after-tax deposits placed into the Plan on or after 1/1/87. Participants may not withdraw only their deposits. To accelerate collection of tax the federal tax law requires that each withdrawal be prorated among after-tax deposits, before-tax deposits and investment earnings.

Subject to the exceptions noted above, when taxable amounts are withdrawn, federal income tax plus an additional 10% tax is due if the withdrawal is made prior to age 59-1/2.

Taxation of A Hardship Withdrawal

Hardship withdrawals are subject to the federal income tax plus the additional 10% tax unless they are made on or after the date on which the participant attains age 59-1/2 or are made to cover a family member's deductible medical expenses.


Lump Sum Distributions

A "lump sum distribution" qualifies for special treatment under the federal tax laws. A lump sum distribution is the payment, within the same year, of the participant's entire balance under the Plan that is payable (i) on account of the participant's disability or death, (ii) after the participant has reached age 59-1/2, or (iii) on account of the participant's separation from employment. Except in the case of payments to a beneficiary on account of the participant's death, the participant must also have been a participant in the Thrift Plan for five years. The following rules apply to lump sum distributions:


                 1. The portion of the distribution representing a return of after-tax deposits is not subject to federal income tax. If the participant was age 50 or older before January 1, 1986 he may make a one-time election (before or after reaching age 59 1/2) of a special "ten-year averaging" available under pre-1987 tax law, or a special "five-year averaging" available under the Tax Reform Act of 1986. In general, ten-year averaging allows the participant to calculate the tax on his distribution separately from other income as if equal portions of the distribution were received over a ten-year period using 1986 tax rates. If elected, pre-1987 capital gain rules (using a 20% tax rate) will apply to the taxable portion allocated to years prior to 1974. Five-year averaging is similar, but the averaging period is shorter, as the name implies, and uses the tax rates in effect in the year of the distribution. Participants must have attained the age of 59-1/2 in order to elect five-year averaging.

                        If the participant was younger than age 50 on January 1, 1986, he can only make a one-time election of "five-year averaging" provided his account is paid in a lump sum after reaching age 59 1/2.


                 2. Unless the participant otherwise elects, taxation of net unrealized appreciation on Columbia stock distributed in a lump sum is deferred until the shares are sold. At that time, gains realized will be considered as long-term capital gains to the extent of the unrealized appreciation at the time of the distribution. If the value of the stock has increased between the time of the distribution and sale, the additional gain is subject to the normal holding period on capital gains. The five year participation requirement for lump sum treatment does not apply.

                        If a participant's distribution of Columbia stock does not qualify for lump sum treatment, then the deferral of taxation for net unrealized appreciation applies only to stock attributable to a participant's after-tax participant contributions.



Annuity Distributions and Periodic Payments

If the participant elects to receive a distribution in the form of an annuity, or in a series of equal periodic payments over more than one year, a portion of each payment will be considered non-taxable to the extent it represents a participants after tax deposits. In general, the portion that is not taxable is determined by multiplying each payment by a fraction, the numerator of which is the participant's total after- tax deposits (if any) and the denominator of which is the total expected payments. If the participant's payments started after December 31, 1986, then the following rule applies:
once the total amount of payments treated as non-taxable equals the total amount of the participant's after-tax deposits, all subsequent payments are fully taxable. If a participant's payments started before January 1, 1987, this rule does not apply. Furthermore, if the participant's payments started on or before July 1, 1986 and all of his after- tax deposits were recoverable within the first three years, after-tax deposits were treated as recovered first (and therefore nontaxable), with all subsequent payment being fully taxable.


Other Rules

Different rules may apply to payments made directly to beneficiaries and to payments to persons who are "alternate payees" under a QDRO.

Under the Tax Reform Act of 1986, an additional excise tax of 15% may also apply where an individual receives, within one calendar year, retirement distributions from one or more qualified plans in excess of a specific statutory amount.


Required Withholding

As of January 1, 1993, the Plan is required by federal law, to withhold 20% from the taxable portion of any cash distribution of the participant's Thrift Plan Account made directly to the participant. The participant may avoid the 20% withholding only by arranging for the Plan to make the distribution on the participant's behalf directly to an Individual Retirement Account (IRA) or other qualified benefit plan or annuity. Pursuant to this arrangement, a participant may not personally receive any distribution of his Plan interest. However, the required 20% withholding does not apply to the following distributions:

                        -      payments that will continue over the
                               participant's life or life expectancy or over the joint lives or life expectancies of the participant and a beneficiary;

                        - payments payable in installments over 10 years or more;

                        -      required distributions after age 70-1/2;

                        -      corrective distributions; or

                        - payments expected to total less than $200 annually.

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report dated June 14, 1994 included in this Form 11-K, into the Company's previously filed Form S-8 Registration Statement File No. 33-42776.




                                        ARTHUR ANDERSEN & CO.





New York, New York

June 27, 1994

                                   SIGNATURE


        Pursuant to the requirements of the Securities Exchange Act of 1934, the Thrift Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        EMPLOYEES' THRIFT PLAN OF
                                         COLUMBIA GAS SYSTEM



June 27, 1994                           By       /s/ M. W. O'Donnell
                                            ----------------------------
                                                     M. W. O'Donnell
                                             Senior Vice President and
                                              Chief Financial Officer